January 22, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Tom Kluck, Esq.

Re:	Sunshine Biopharma, Inc. Request to Withdraw Registration Statement on Form S-4 (File No. 333-191862)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sunshine Biopharma, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2013.

The Registration has determined not to pursue the contemplated public offering at this time and hereby requests the immediate withdrawal of the Registration Statement. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registration Statement has not been declared effective by the Commission.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for any future use.  Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practical date hereafter. Please send copies of the Order to the undersigned at Sunshine Biopharma, Inc., 469 Jean-Talon West, 3rd Floor, Montreal, Quebec, Canada H3N 1R4, slilaty@hotmail.com, with a copy to the Company’s counsel, Andrew I. Telsey, Esq., andrew@telseylaw.com.

If you have any questions with respect to this matter, please contact Andrew Telsey at (303) 768-9221.

Yours truly,

SUNSHINE BIOPHARMA, INC.

By:	/s/ Dr. Steve N. Slilaty
Dr. Steve N. Slilaty,
Chief Executive Officer